Mail Stop 3561

June 9, 2008

Daniel D. Greenwell
Senior Vice President and Chief Financial Officer
Terra Industries Inc.
600 Fourth Street
P.O. Box 6000
Sioux City, IA 51102-6000

Re: Terra Industries Inc.
File No. 001-08520
Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Mr. Greenwell:

We have reviewed the above referenced filing and have the following comments. Our comments request that you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in all of your responses. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Notes to the Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies, page 53

Plant Turnaround Costs, page 53

1. Please explain to us the type and nature of maintenance costs that you defer as plant turnaround costs and how these costs differ from the maintenance and repair cost that you expense as incurred. Please be detailed in your response.

Note 6: Impairment of Beaumont Assets, page 60

2.   We note that you have entered into an agreement to sell your Beaumont Texas facility to Eastman Chemical and expect to close the sale on or before January 1, 2009. Please explain why the Beaumont assets are not classified as held for sale and the earnings related to these assets in discontinued operations. For guidance refer to SFAS 144.

Note 7: Equity Investments, page 60

United Kingdom, page 61

3.   In regards to your GrowHow UK Limited investment, it appears that your voting rights may not be proportionate to your economic interests. We note that you are (i) eligible to receive additional consideration based on future operating cash flows; (ii) responsible for remediation costs required to prepare the Severnside site for disposal; and (iii) also entitled to receive any excess sales proceeds above the cost of remediation. Please explain consideration given to consolidation under FIN 46(R).

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also call me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant